UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2009
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):  _____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
( Incorporated in Bermuda with limited liability )
(Stock Code: 1045)
COMPLETION OF THE VERY SUBSTANTIAL ACQUISTION
RELATING TO THE TERMINATION OF
THE 1999 LEASE AGREEMENT AND ANCILLARY AGREEMENT
The Board is pleased to announce that the Transactions were duly closed on 9 July 2009.
Reference is made to the announcement of APT Satellite Holdings Limited (the “Company”) dated 1 June 2009 and the circular of the Company dated 22 June 2009 (the “Circular”) in respect of the very substantial acquisition relating to the termination of the 1999 Lease Agreement and the ancillary agreement. Terms used herein shall have the same meanings as defined in the Circular.
The Board is pleased to announce that the transactions contemplated under the Lease Termination Agreement entered into on 1 June 2009 between APT Satellite Company Limited, a wholly-owned subsidiary of the Company, Telesat Canada and Telesat Asia Pacific Satellite (HK) Limited in respect of APSTAR-IIR/Telstar 10 (the “Transactions”) were duly closed on 9 July 2009. Thereupon, the 1999 Lease Agreement and the ancillary agreement are cancelled and terminated in all respects and the Group has assumed full rights and control of APSTAR-IIR.

By Order of the Board
Dr. Lo Kin Hang, Brian
Company Secretary
Hong Kong, 9 July 2009
The Directors as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong, Wu Jinfeng and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 9, 2009.

APT Satellite Holdings Limited

By	/s/ Cheng Guangren

Cheng Guangren
Executive Director and President